TANGER
OUTLET CENTERS
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC  27408
Phone:  336-292-3010
Fax:  3336-852-2096
www.tangeroutlet.com
A New York Stock Exchange Listed Company (NYSE:SKT)

February 3, 2009

Daniel Gordon, Esq.

Accounting Branch Chief

Office of Real Estate and Business Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Tanger Factory Outlet Centers, Inc.

Tanger Properties Limited Partnership

Forms 10-K for the year ended December 31, 2007

Filed 02/28/08

Definitive Proxy Statement

Filed 04/03/08

File Nos. 001-11986 and 333-03526-01

Dear Mr. Gordon:

We refer to the letter dated the date hereof submitted by Latham& Watkins LLP which sets forth the response of Tanger Factory Outlet Centers, Inc. (the “Parent”) and Tanger Properties Limited Partnership (the “Operating Partnership” and together with the Parent, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 27, 2009.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank C. Marchisello, Jr.

Frank C. Marchisello, Jr.
Executive Vice President, Chief Financial Officer & Secretary